UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zhaopin Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

98954L103

(CUSIP Number)

Katie Andrews

c/o Consolidated Press Holdings Pty Limited

Level 3

54-58 Park Street

Sydney, NSW 2000

Australia

+61 (0)2 9282 8340

with copies to:

Elizabeth Pagel Serebransky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. Consolidated Press International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,666,666 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,666,666 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666,666 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.22%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 15,875,222 shares of Class A ordinary shares issued and outstanding as of August 31, 2014, as reported in the Issuer’s Annual and transition report of foreign private issuers filed on Form 20-F on October 10, 2014 and the conversion of the reporting person’s Class B ordinary shares into Class A ordinary shares, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. If all 86,440,038 Class B ordinary shares issued and outstanding as of August 31, 2014 were converted into Class A ordinary shares, the reported percentage would be 16.29%.

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. CPH Zhaopin Holdings Unit Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,666,666 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 16,666,666 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666,666 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.22%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	All percentages are based on an aggregate of 15,875,222 shares of Class A ordinary shares issued and outstanding as of August 31, 2014, as reported in the Issuer’s Annual and transition report of foreign private issuers filed on Form 20-F on October 10, 2014 and the conversion of the reporting person’s Class B ordinary shares into Class A ordinary shares, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. If all 86,440,038 Class B ordinary shares issued and outstanding as of August 31, 2014 were converted into Class A ordinary shares, the reported percentage would be 16.29%.

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. Ridgegate Proprietary Limited, as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,666,666 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 16,666,666 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666,666 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.22%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 15,875,222 shares of Class A ordinary shares issued and outstanding as of August 31, 2014, as reported in the Issuer’s Annual and transition report of foreign private issuers filed on Form 20-F on October 10, 2014 and the conversion of the reporting person’s Class B ordinary shares into Class A ordinary shares, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. If all 86,440,038 Class B ordinary shares issued and outstanding as of August 31, 2014 were converted into Class A ordinary shares, the reported percentage would be 16.29%.

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. James D. Packer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,666,666 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,666,666 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666,666 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 51.22%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 15,875,222 shares of Class A ordinary shares issued and outstanding as of August 31, 2014, as reported in the Issuer’s Annual and transition report of foreign private issuers filed on Form 20-F on October 10, 2014 and the conversion of the reporting person’s Class B ordinary shares into Class A ordinary shares, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. If all 86,440,038 Class B ordinary shares issued and outstanding as of August 31, 2014 were converted into Class A ordinary shares, the reported percentage would be 16.29%.

Schedule 13D

This Schedule 13D is being filed by Consolidated Press International Holdings Limited (“CPIH”), CPH Zhaopin Holdings Unit Trust (“CPH Trust”), Ridgegate Proprietary Limited (“Ridgegate”), as Trustee of the CPH Trust, and James D. Packer (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report an acquisition of Class A ordinary shares of the Issuer, par value $0.01 per share (the “Class A ordinary shares”) issuable upon conversion of Class B ordinary shares, par value $0.01 per share (the “Class B ordinary shares”), as a result of a corporate restructuring.

Item 1	Security and Issuer

Class A ordinary shares, par value $0.01 per share.

Zhaopin Ltd (the “Issuer”)

5F, Shoukai Plaza

No.10 Furong Street Wangjing

Chaoyang District, Beijing 100020

People’s Republic of China

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Consolidated Press International Holdings Limited	10 Petrona House Fowler Street Off East Bay Street City of Nassau Island of New Providence Commonwealth of Bahamas	Holding strategic investments in a variety of industries worldwide	Commonwealth of Bahamas

CPH Zhaopin Holdings Unit Trust	Level 3 54-58 Park Street Sydney NSW 2000 Australia	Holding Issuer securities	Australia

Ridgegate Proprietary Limited	Level 3 54-58 Park Street Sydney NSW 2000 Australia	Trustee of trusts holding strategic investments in a variety of industries worldwide	Australia

James D. Packer	c/o Consolidated Press Holdings Pty Limited Level 3 54-58 Park Street Sydney NSW 2000 Australia	Executive Chairman of Consolidated Press Holdings Pty Limited	Australia

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding the officers and directors of CPIH and Ridgegate is set forth on Annex A hereto.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

Item 3	Source and Amount of Funds or Other Considerations

An indirect wholly-owned subsidiary of CPIH originally initially acquired the shares reported hereunder with its working capital. On December 18, 2014, the shares were transferred to CPH Trust as part of an internal corporate restructuring. The transfer was effected by a transfer of the shares to an indirect subsidiary of CPIH in exchange for shares in such subsidiary, and in turn, a transfer of the shares to other subsidiaries in exchange for shares or units of the entity receiving the contribution.

Item 4	Purpose of Transaction

The Reporting Persons acquired shares of Class B ordinary shares of the Issuer as an investment in the regular course of their business.

The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations that the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Class A ordinary shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

CPH Trust holds 16,666,666 Class B ordinary shares of the Issuer directly. The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis. CPH Trust is an indirect wholly-owned subsidiary of CPIH and James D. Packer is the ultimate controller of CPIH. As a result, each of CPIH and Mr. Packer may be deemed to beneficially own the 16,666,666 Class B ordinary shares held directly by CPH Trust, and the Class A ordinary shares issuable upon conversion thereof, and share voting and investment power over such shares. Mr. Packer, CPIH and each of his and its affiliated entities and the officers, partners, members, and managers thereof, other than CPH Trust and Ridgegate, disclaims beneficial ownership of the shares held directly by CPH Trust.

(c) The transfer was effected by a transfer of the shares by an indirect wholly-owned subsidiary of CPIH to an indirect subsidiary of CPIH in exchange for shares in such subsidiary, and in turn, a transfer of the shares to other subsidiaries in exchange for shares or units of the entity receiving the contribution.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of December 18, 2014, by and between Consolidated Press International Holdings Limited, CPH Zhaopin Holdings Unit Trust, Ridgegate Proprietary Limited and Mr. James Packer.

99.2	Power of Attorney.

Annex A

Directors and Executive Officers of Consolidated Press International Holdings Limited

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship

James D. Packer	c/o Consolidated Press Holdings Pty Limited Level 3 54-58 Park Street Sydney NSW 2000 Australia	Chairman of Consolidated Press Holdings Pty Limited	Australia

Michael R. Johnston	c/o Consolidated Press Holdings Pty Limited Level 3 54-58 Park Street Sydney NSW 2000 Australia	Finance Director of Consolidated Press Holdings Pty Limited	Australia

Guy Jalland	c/o Consolidated Press Holdings Pty Limited Level 3 54-58 Park Street Sydney NSW 2000 Australia	Executive of Consolidated Press Holdings Pty Limited	Australia

Directors and Executive Officers of Ridgegate Proprietary Limited

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship

Michael R. Johnston	c/o Consolidated Press Holdings Pty Limited Level 3 54-58 Park Street Sydney NSW 2000 Australia	Finance Director of Consolidated Press Holdings Pty Limited	Australia

Guy Jalland	c/o Consolidated Press Holdings Pty Limited Level 3 54-58 Park Street Sydney NSW 2000 Australia	Executive of Consolidated Press Holdings Pty Limited	Australia

None of the foregoing directors or executive officers of CPIH or Ridgegate beneficially own any Issuer Class A ordinary shares. None of the directors or executive officers of CPIH or Ridgegate has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2014

CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Michael R. Johnston
Name:	Michael R. Johnston
Title:	Director

CPH ZHAOPIN HOLDINGS UNIT TRUST

By: Ridgegate Proprietary Limited, as Trustee

By:	/s/ Michael R. Johnston
Name:	Michael R. Johnston
Title:	Director

RIDGEGATE PROPRIETARY LIMITED

By:	/s/ Michael R. Johnston
Name:	Michael R. Johnston
Title:	Director

JAMES D. PACKER

*

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Packer and filed herewith.

By:	/s/ Michael R. Johnston
Name:	Michael R. Johnston
Attorney-in-Fact